EXHIBIT 17(P)

                                  ARMADA FUNDS

                         ARMADA TAX MANAGED EQUITY FUND
                        ARMADA LARGE CAP CORE EQUITY FUND
                          ARMADA LARGE CAP GROWTH FUND
                            ARMADA S&P 500 INDEX FUND

                            I Shares (Institutional)

   Supplement dated July 22, 2004 to the Prospectus dated October 1, 2003, as amended and restated on June 8, 2004

       This Supplement provides new and additional information beyond that contained in the Prospectus and should be read in conjunction with the
                                   Prospectus.


ARMADA TAX MANAGED EQUITY FUND

         On July 22, 2004, the Board of Trustees of Armada Funds (the "Board") unanimously voted to liquidate Armada Tax Managed Equity Fund. Accordingly, effective July 26, 2004, the Fund will no longer be offered other than through dividend reinvestment. This decision was made after careful consideration of the Fund's operations, asset size, current expenses and historical performance. You may redeem or exchange your shares of the Fund for any other Armada Fund that is open to new investors until August 31, 2004. You may sell or exchange shares on any business day prior to August 31, 2004 by contacting us directly by mail, telephone (by calling toll free 1-800-622-FUND (3863)) or via our website (WWW.ARMADAFUNDS.COM). If you invest through a financial institution, you should contact the financial institution for more information on how to sell or exchange your shares. Effective August 31, 2004, the Fund will suspend all redemptions and exchanges in order to facilitate an orderly liquidation. If you still hold shares of the Fund as of August 31, 2004, we will automatically redeem your shares for cash and remit the proceeds to you (via check or wire) based on the instructions listed on your account within 14 days.

         The sale, exchange or liquidation of your shares will generally be a taxable event. You should consult your personal tax advisor concerning your particular tax situation.

         Please  contact  Armada  Funds  at   1-800-622-FUND   (3863)  for  more
information.


ARMADA LARGE CAP CORE EQUITY FUND

         The prospectus disclosure for the Armada Large Cap Core Equity Fund beginning on page 4 is amended by deleting the second, third and fourth paragraphs under the section entitled "Principal Investment Strategies" and replacing them with the following:

              The Fund's Adviser believes that the best approach to the large cap equity market is to employ a philosophy combining disciplined portfolio construction with flexible security selection. The Fund is generally a focused portfolio and is invested sector neutral to the S&P 500 Composite Stock Price Index, thus providing shareholders with a broad equity market exposure. A large portion of the Fund will be invested in companies with market capitalizations similar to the S&P 500 Composite Stock Price Index.

              Under normal circumstances, at least 80% of the Fund's net assets plus any borrowings for investment purposes will be invested in equity securities issued by large cap companies. The Fund will provide shareholders with at least 60 days notice before changing this 80% policy.

              The Adviser utilizes a systematic, disciplined investment process when selecting individual securities. The Adviser focuses on a combination of fundamental, technical, and sentiment factors to help identify appropriate investments for the Fund. Among the factors considered are the following: the quality of the management team; industry position; the company's business model; and historical growth rates. The Fund also utilizes an active trading approach. The Adviser may choose to sell a holding when it no longer offers attractive growth prospects or to take advantage of a better investment opportunity.

         The following paragraph is added to the section entitled "Principal Risks of Investing" for the Armada Large Cap Core Fund beginning on page 4 of the prospectus:

              ACTIVE TRADING RISK. The Fund's Adviser frequently buys and sells securities, which results in correspondingly higher expenses and other transaction costs, and which are ultimately borne by the Fund's shareholders. Higher portfolio turnover rates may also generate larger taxable income and taxable capital gains than would result from lower portfolio turnover rates and may create higher tax liability for the Fund's shareholders.

ARMADA LARGE CAP GROWTH FUND

         The prospectus disclosure for the Armada Large Cap Growth Fund beginning on page 6 is amended by deleting the second paragraph under the section entitled "Principal Investment Strategies" and replacing it with the following:

              The Fund's Adviser believes that the best approach to the large cap equity market is to employ a philosophy combining disciplined portfolio construction with flexible security selection. The Fund is generally a focused portfolio and is invested sector neutral to the Russell 1000 Growth Index, thus providing shareholders with increased exposure to the growth areas of the equity market. A large portion of the Fund will be invested in companies with market capitalizations similar to the Russell 1000 Growth Index. The Fund also utilizes an active trading approach. The Adviser may choose to sell a holding when it no longer offers attractive growth prospects or to take advantage of a better investment opportunity.


ARMADA S&P 500 INDEX FUND

         The prospectus disclosure for the Armada S&P 500 Index Fund beginning on page 14 is amended by deleting the second and third paragraph under the section entitled "Principal Investment Strategies" and replacing them with the following:

              Under normal circumstances, the Adviser invests at least 80% of the Fund's net assets plus any borrowings for investment purposes in stocks included in the S&P 500 Composite Stock Price Index (the "Index"). The Fund will provide shareholders with at least 60 days notice before changing this 80% policy.

              The Index is made up of common stocks of 500 large, publicly traded companies. The vast majority of the Fund is invested in stocks included in the Index in approximately the same relative proportion as those stocks are held in the Index. The Adviser does not generally "manage" the Fund in the traditional sense (i.e., by using economic, financial or market analysis). However, the Adviser believes that employing certain active management strategies for a small percentage of the Fund's assets, if successful, will result in net returns after expenses that may more closely approximate the returns of the Index.


          INVESTORS SHOULD RETAIN THIS SUPPLEMENT FOR FUTURE REFERENCE

ARM-SU- 037-0100